FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan , 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Management Day 2019: Shell, strongly positioned for the future of energy, provides strategy update and financial outlook to 2025

•	Shell refreshes strategy for the energy future as it builds on strong foundation

•	The company is on track to deliver on its 2020 commitments; now increases organic free cash flow outlook to around $35 billion for 2025 at $60 per barrel (real terms, 2016)

•	Shell’s expected cash delivery creates the potential to distribute $125 billion or more to shareholders (dividends and share buybacks) over the five-year period of 2021-2025

LONDON, June 4, 2019 - Royal Dutch Shell plc (Shell) today updates investors on the company’s strategy, setting out a compelling financial outlook to 2025 and building on a strong foundation that will enable it to thrive through the transition to a lower-carbon energy system.

“We have reshaped our company with a focus on value and have demonstrated a clear track record of delivering on our ambitious promises made at our Management Day in November 2017,” said Royal Dutch Shell plc Chief Executive Officer, Ben van Beurden. “It is the success of our strategy and strength of our delivery today that gives us confidence for the future.”

Van Beurden summed up the key points of the company’s update: “Increased organic free cash flow outlook, greater potential distributions to shareholders and confidence in our world class investment case given our high-margin portfolio, improving returns and a globally recognised brand.”

Shell highlighted its delivery on commitments since the last Management Day in 2017:

•	achieved $10 billion additional cash flow from operations from new projects started up since 2014;

•	demonstrated capital discipline within committed capital range;

•	delivered $30 billion of divestments from 2016-2018;

•	cancelled the scrip dividend; and

•	started the $25 billion share buyback programme.

Financial outlook

By the end of next year, Shell plans to complete its $25 billion share buyback programme (subject to further progress with debt reduction and oil price conditions) in combination with reaching a gearing level of 25% (20% pre-IFRS16) and delivering $28-33 billion of organic free cash flow ($25-30 billion pre-IFRS16) at $60 per barrel (real terms, 2016).

Looking further ahead to 2025, van Beurden set out a robust financial outlook that included the potential to make distributions to shareholders of $125 billion or more in the form of dividends and share buybacks in the period of 2021-2025. This is in comparison to around $52 billion in shareholder distributions in the period of 2011-2015 and expected shareholder distributions of around $90 billion in the period of 2016-2020. Shell expects to increase the dividend per share when there is line of sight to the completion of the $25 billion share buyback programme.

Shell also plans to:

•	fully sustain the Upstream business through the next decades, and grow the company’s market-facing businesses;

•	increase organic free cash flow to around $35 billion in 2025 at $60 per barrel (real terms, 2016);

•	achieve a return on average capital employed of more than 12% in 2025;

•	maintain gearing of 15-25% through the cycle; and

•

invest, on average, $30 billion of cash capex a year over 2021-2025 (excluding major inorganic opportunities, but including minor acquisition spend of up to $1 billion), with a ceiling of $32 billion a year.

Strategy updates

Shell presents a refreshed strategy that reflects the next step in delivering the world class investment case and thriving through the energy transition. Its strategic themes are re-focused into three categories to shape the portfolio and drive capital allocation for value growth and resiliency: Core Upstream, Leading Transition and Emerging Power.

Deep Water, Shales and Conventional Oil and Gas form the Core Upstream themes.

The market-facing businesses of Integrated Gas, Chemicals and Oil Products will be the cornerstone of Shell leading through the energy transition and form the Leading Transition themes.

The Emerging Power theme will focus on creating business models to meet evolving customer demands as society transitions to much greater levels of electrification.

Shell reaffirms the role each of its businesses play in delivering the company’s performance and building on its foundation for the future:

Upstream continues to focus on delivery and financial performance and is expected to continue generating robust cash flow for decades to come. It has a strong development funnel of projects that offers long-life, resilient growth opportunities.

The Integrated Gas business is expected to attract investment to maintain and grow its positions through competitive options for future development. Natural gas and liquefied natural gas are expected to continue to experience strong demand as the world tackles climate change, poor air quality and population growth.

Downstream continues to deliver strong financial performance due to highly integrated refining, trading and marketing operations, premium products, as well as competitive growth in the Chemicals business. Strong brand and customer reach will continue to be a differentiator for Shell and underpin growth in its Downstream businesses.

Shell continues to develop its Power business. The company plans to seek new opportunities to grow this business as the role of electricity increases in the global energy system and consumers’ needs evolve. The returns Shell achieves will drive the pace of growth in Power.

Ben van Beurden said, “All this adds up to a forward-looking strategy that ensures Shell is well-placed to continue to deliver a world class investment case and thrive in the energy transition.”

Royal Dutch Shell plc

The Hague, June 4, 2019

Enquiries:
Investor Relations
Europe:	+ 31 70 377 4540
North America:	+1 832 337 2034

Media Relations
International:	+44 207 934 5550
Americas:	+1 832 337 4355

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest. This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, June 4, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This announcement contains inside information.

June 4, 2019

Contacts:

- Linda Szymanski, Company Secretary

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Inside Information

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ Linda Szymanski
Name:	Linda Szymanski
Title:	Company Secretary

Date: June 4, 2019